Weldwood of Canada
Limited Employee Phantom
Share Plan

Financial Statements as of and for the
Years Ended December 31, 2003 and 2002
and Independent Auditors' Report

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

For the Year Ended December 31, 2003               Commission file number 1-3157

                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN
                            (Full title of the plan)

                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   13-0872805
                      (I.R.S. Employer Identification No.)

================================================================================

WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
      December 31, 2003 and 2002                                               2

   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2003 and 2002                                   3

   Notes to Financial Statements                                             4-5

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Weldwood of Canada Limited
Employee Phantom Share Plan:

We have audited the accompanying statements of net assets available for benefits of Weldwood of Canada Limited Employee Phantom Share Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

March 30, 2004

WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                            2003         2002
NET ASSETS AVAILABLE FOR BENEFITS--Receivable from
   Weldwood of Canada Limited (Note 2)                   $2,636,432   $1,834,806
                                                         ==========   ==========

See notes to financial statements.

WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                           2003         2002
Amounts allocated to participant accounts (Note 1):
   Participant contributions                            $   82,547   $   52,586
   Phantom investment gain (loss)                          476,641     (250,288)
   Benefits paid to participants                          (157,396)          --
                                                        ----------   ----------
                                                           401,792     (197,702)
                                                        ----------   ----------
Translation adjustment (Note 2)                            399,834       17,309
                                                        ----------   ---------
NET INCREASE (DECREASE)                                    801,626     (180,393)
                                                        ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     1,834,806    2,015,199
                                                        ----------   ----------
   End of year                                          $2,636,432   $1,834,806
                                                        ==========   ==========

See notes to financial statements.

WELDWOOD OF CANADA LIMITED
EMPLOYEE PHANTOM SHARE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Weldwood of Canada Limited Employee Phantom Share Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General--The Plan is an unfunded retirement plan established for the purpose of encouraging eligible employees of Weldwood of Canada Limited ("Weldwood"), a Canadian corporation and wholly owned subsidiary of International Paper Company, to contribute to the growth and profitability of the Company through an equity-based compensation plan. For purposes of these financial statements, references to "the Company" relate to Weldwood and International Paper Company. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Company controls and manages the operation and administration of the Plan. JP Morgan/American Century Retirement Plan Services performs certain administrative and recordkeeping functions for the Plan.

     Contributions--The Plan provides that the Company will allocate to each participant's account an amount equal to a percentage of the participant's incentive compensation, as designated by the participant.

     Investments--Each participant's account is treated as if it is invested in the Company Stock Fund of the Champion International Corporation Savings Plan #077 through March 31, 2002 and the International Paper Company Salaried Savings Plan subsequent to March 31, 2002 (the "Company Stock Fund"). The Company Stock Fund is generally invested in common stock of International Paper Company.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Although the Plan itself has no investment assets, each participant's account is credited with the participant's contributions, the Company's contributions, if applicable, and allocations of earnings, and charged with benefit payments, if applicable, and allocations of losses. Earnings and loss allocations are based on the actual earnings and losses of the Company Stock Fund for the period.

     Vesting--Participants are immediately vested in their entire account balance, as adjusted for earnings and losses.

     Payment of Benefits--All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum payment or in two cash installments. In addition, effective January 1, 2003, quarterly installments may be selected with the final payment being no later than December 31 of the calendar year following the calendar year in which termination or retirement occurs. All benefits are payable in Canadian currency.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.").

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Net Assets Available for Benefits--The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets.

     Expenses--Administrative expenses of the Plan are paid by the Company.

     Payment of Benefits--Benefit payments to participants are recorded upon distribution.

     Foreign Currency Translation--The functional currency of the Plan is Canadian dollars. The net assets of the Plan are translated into U.S. dollars using the year-end exchange rate. The changes in net assets are translated using the average exchange rate for the year. The resulting translation adjustment is included in the accompanying statements of changes in net assets available for benefits.

3.   PLAN TERMINATION

     It is the Company's intention to continue the Plan. However, the Company has the right under the Plan to terminate or amend the Plan in whole or in part at any time. No amendment or termination shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

4.   INCOME TAX STATUS

     The Plan is established pursuant to the provisions of subsection 6801(d) of the regulations to the Income Tax Act (Canada). The Plan is subject to income taxes; however, the unfunded nature of the Plan generally precludes the occurrence of a taxable event arising from the Plan's operations. Amounts contributed, and earnings credited thereon, are not considered taxable income to participants until distributed.

International Paper Company
Weldwood of Canada Limited
Employee Phantom Share Plan

Financial Statements

As of December 31, 2001 and 2000
Together With Auditors' Report

                           International Paper Company
                           Weldwood of Canada Limited
                           Employee Phantom Share Plan

                                Table of Contents

                                                                         Page(s)
                                                                         -------
Report of Independent Public Accountants                                     1

Statements of Net Assets Available for Benefits As of December
   31, 2001 and 2000                                                         2

Statements of Changes in Net Assets Available for Benefits For the
   Years Ended December 31, 2001, 2000 and 1999                              3

Statements of Accumulated Plan Benefits As of December 31, 2001
   and 2000                                                                  4

Statements of Changes in Accumulated Plan Benefits For the Years
   Ended December 31, 2001, 2000 and 1999                                    5

Notes to Financial Statements                                              6-7

THIS REPORT SET FORTH BELOW IS A COPY OF A PREVIOUSLY ISSUED AUDIT REPORT BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH ITS INCLUSION IN THIS FORM 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Weldwood of Canada
Limited Employee Phantom Share Plan:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the WELDWOOD OF CANADA LIMITED (a Canadian corporation and wholly owned subsidiary of International Paper Company) EMPLOYEE PHANTOM SHARE PLAN (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
March 18, 2002.

                           INTERNATIONAL PAPER COMPANY
                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000


                                               2001                      2000
                                     -----------------------   -----------------------
                                        Cdn.$        US $         Cdn.$        US $
                                     ----------   ----------   ----------   ----------
ASSETS
Receivable from Weldwood of Canada
   Limited (Note 1)                  $3,209,426   $2,015,199   $2,524,029   $1,682,518
                                     ----------   ----------   ----------    ----------
Net assets available for benefits    $3,209,426   $2,015,199   $2,524,029   $1,682,518
                                     ==========   ==========   ==========   ==========

     The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                      2001                      2000                   1999
                                            -----------------------   -----------------------   -------------------
                                              Cdn. $        US $        Cdn. $        US $       Cdn. $      US $
                                            ----------   ----------   ----------   ----------   --------   --------
Amounts allocated to participant accounts
   (Note 1):
      Participant deferrals                 $  471,629   $  304,588   $  793,688   $  534,430   $329,621   $222,428
                                            ----------   ----------   ----------   ----------   --------   --------
      Company-
         Additional deferral                    47,163       30,459       79,369       53,443     32,962     22,243
         Phantom investment earnings           399,753      258,169    1,153,359      776,614    290,325    195,911
                                            ----------   ----------   ----------   ----------   --------   --------
            Company deferrals                  446,916      288,628    1,232,728      830,057    323,287    218,154
                                            ----------   ----------   ----------   ----------   --------   --------
            Total deferrals                    918,545      593,216    2,026,416    1,364,487    652,908    440,582
                                            ----------   ----------   ----------   ----------   --------   --------
Benefits paid (Note 1)                        (233,148)    (150,572)    (256,946)    (173,015)        --         --
                                            ----------   ----------   ----------   ----------   --------   --------
Net increase in net assets available for
   benefits                                    685,397      442,644    1,769,470    1,191,472    652,908    440,582
                                            ----------   ----------   ----------   ----------   --------   --------
Translation adjustment (Note 2)                     --     (109,963)          --      (31,411)        --     15,446
                                            ----------   ----------   ----------   ----------   --------   --------
Net assets available for benefits,
   beginning of year                         2,524,029    1,682,518      754,559      522,457    101,651     66,429
                                            ----------   ----------   ----------   ----------   --------   --------
Net assets available for benefits,
   end of year                              $3,209,426   $2,015,199   $2,524,029   $1,682,518   $754,559   $522,457
                                            ==========   ==========   ==========   ==========   ========   ========

     The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN

                     STATEMENTS OF ACCUMULATED PLAN BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000

                                                       2001                      2000
                                              -----------------------   -----------------------

                                                Cdn. $        US $        Cdn. $        US $
                                              ----------   ----------   ----------   ----------
Present value of accumulated plan benefits:
   Vested benefits-
      Vested benefits of participants
         currently receiving payments         $       --   $       --           --   $       --
      Other vested benefits                    3,209,426    2,015,199    2,524,029    1,682,518
                                              ----------   ----------   ----------   ----------
               Total vested benefits           3,209,426    2,015,199    2,524,029    1,682,518
                                              ----------   ----------   ----------   ----------
   Nonvested benefits                                 --           --           --           --
                                              ----------   ----------   ----------   ----------
Total present value of accumulated plan
   benefits                                   $3,209,426   $2,015,199   $2,524,029   $1,682,518
                                              ==========   ==========   ==========   ==========

     The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN

               STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                    2001                     2000                   1999
                                                           ----------------------  ----------------------  ------------------
                                                             Cdn. $       US $       Cdn. $       US $      Cdn. $     US $
                                                           ----------  ----------  ----------  ----------  --------  --------
Present value of accumulated plan benefits,
   beginning of year                                       $2,524,029  $1,682,518  $  754,559  $  522,457  $101,651  $ 66,429
                                                           ----------  ----------  ----------  ----------  --------  --------
Increase (decrease) during the year attributable to:
      Amounts allocated to participant accounts (Note 1)-
         Participant deferrals                                471,629     304,588     793,688     534,430   329,621   222,428
         Additional deferral                                   47,163      30,459      79,369      53,443    32,962    22,243
         Phantom investment earnings                          399,753     258,169   1,153,359     776,614   290,325   195,911
                                                           ----------  ----------  ----------  ----------  --------  --------
            Total                                             918,545     593,216   2,026,416   1,364,487   652,908   440,582
                                                           ----------  ----------  ----------  ----------  --------  --------
      Benefits paid                                          (233,148)   (150,572)   (256,946)   (173,015)       --        --
                                                           ----------  ----------  ----------  ----------  --------  --------
Net increase in accumulated plan benefits                     685,397     442,644   1,769,470   1,191,472   652,908   440,582
                                                           ----------  ----------  ----------  ----------  --------  --------
Translation adjustment (Note 2)                                    --    (109,963)         --     (31,411)       --    15,446
                                                           ----------  ----------  ----------  ----------  --------  --------
Present value of accumulated plan benefits,
   end of year                                             $3,209,426  $2,015,199  $2,524,029  $1,682,518  $754,559  $522,457
                                                           ==========  ==========  ==========  ==========  ========  ========

     The accompanying notes to financial statements are an integral part of these statements.

                           INTERNATIONAL PAPER COMPANY
                           WELDWOOD OF CANADA LIMITED
                           EMPLOYEE PHANTOM SHARE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

1.   PLAN DESCRIPTION

     The following description of the Weldwood of Canada Limited Employee Phantom Share Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions. Weldwood of Canada Limited (Weldwood) is a Canadian Corporation and was a wholly-owned subsidiary of Champion International Corporation (Champion). On June 20, 2000, International Paper Company acquired Champion. Under the terms of the agreement, Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. For purposes of the financial statements, references to "the Company" relate to Weldwood and Champion prior to the purchase agreement and Weldwood and International Paper thereafter.

     The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of encouraging eligible employees of Weldwood to contribute to the growth and profitability of the Company through an equity-based compensation plan. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company. Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. JP Morgan/American Century Retirement Plan Services performs certain administrative and record-keeping functions of the Plan.

     Among other things, the Plan provides that the Company will allocate to each participant's account an amount equal to a percentage of such participant's incentive compensation, as designated by the participant, plus an additional allocation equal to 10% of the participant's designated deferral. The participant's account (and any earnings thereon) is treated as if it was invested in the Company Stock Fund of the Champion International Corporation Savings Plan #077 (Plan #077). The Company Stock Fund is generally fully invested in common stock of Champion or, subsequent to the acquisition, International Paper. Although the Plan itself has no investment assets, participant accounts are credited with earnings or losses, based upon the actual earnings and losses of the Company Stock Fund for the period.

     Effective June 20, 2000, in connection with the acquisition of Champion by International Paper, all participant balances invested in the phantom Company Stock Fund of Champion, including the Company additional deferral, were converted into phantom shares of the Company Stock Fund of International Paper in an amount equivalent to the Champion purchase consideration on a per-share basis.

     Participants are immediately vested in their entire account balance, as adjusted for the earnings and losses previously discussed. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, or other termination of employment in a single lump sum cash payment or in two cash installments. All benefits are payable in Canadian currency.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Accounting--The Plan uses the accrual basis of accounting.

     (b)  Payment of Benefits--Benefits are recorded when paid.

     (c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the estimated fair value of the participants' account balances (i.e., participant and Company allocation plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

     (d) Foreign Currency Translation--The net assets of the Plan and the accumulated plan benefits are translated into U.S. dollars using the year-end exchange rate. The changes in net assets and accumulated plan benefits are translated using the average exchange rate for the year. The resulting translation gains or losses are included in the translation adjustment included in the Statements of Changes In Net Assets Available for Benefits and the Statements of Changes In Accumulated Plan Benefits. The cumulative translation adjustment at December 31, 2001 and 2000 totaled ($127,819) and ($17,856), respectively.

     (e) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

3.   PRIORITIES UPON TERMINATION OF THE PLAN

     The Company may amend or terminate the Plan in whole or in part at any time. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.

4.   TAX STATUS

     The Plan is established pursuant to the provisions of subsection 6801(d) of the regulations to the Income Tax Act (Canada). The Plan is subject to income taxes; however the unfunded nature of the Plan generally precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            INTERNATIONAL PAPER COMPANY

                                            Weldwood of Canada Limited
                                            Employee Phantom Share Plan


                                            By: /s/ Jerome N. Carter
                                                --------------------------------
                                                Jerome N. Carter
                                                Senior Vice President
                                                and Plan Administrator

Dated: March 30, 2004
       Stamford, Connecticut